

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

Paracorp Incorporated
318 N. Carson St. #208
Carson City, NV 89701

> **Re:** **Sunpeaks Ventures, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 14, 2010**
> **File No. 333-161985**

Dear Mr. Beaudette:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment one and reissue it in part. Please disclose how prospective investors who buy shares from the selling shareholders will be informed that their funds will not go to the company, but will be solely for the benefit of the selling shareholders (including selling shareholders who are not officers or directors of the company). In particular, since you intend to present investors with the same prospectus for shares sold by selling shareholders and shares sold directly by the company, please indicate specifically how investors will be informed regarding the use of proceeds of the sale.

2.   We note that you currently value your oil and gas property at $10,000 and your statement that, "[y]our interest in the wells [you] presently own a percentage of is quite nominal and [you] do not expect to achieve profitability from the currently owned wells." Please provide the basis for your determination of the value of your oil and gas property given you purchased the property for $10, your interest in the property is limited to a 1.28571%

working interest, the wells are not producing a commercially viable quantity of oil, and the wells will not produce a commercially viable quantity of oil without further exploration or fracing, on which you are entirely dependent on a third party.

3. Please provide us with an analysis as to why you are not a shell company and a blank check company and subject to the requirements of Rule 419. In your response, please disclose your specific business plan given your statement in the supplemental response that "[y]our interest in the wells [you] presently own a percentage of is quite nominal and [you] do not expect to achieve profitability from the currently owned wells." While you state that you will "build intrinsic shareholder value through focused operations from [the minor working interest in Pottawatomie, Oklahoma]," disclose the specific mineral properties you are seeking to exploit given that your purchase of your current properties was "…simply an initial opportunity to enter into the industry…" and that you anticipate that it will never be profitable. Tell us your specific plans to "build intrinsic shareholder value" by exploiting these specific minerals, including:
    *   the experience of your officers, directors, employees or consultants in executing your business plan of exploring mineral properties,
    *   the amount of resources on hand, and after this offering,
    *   the amount of resources you expect to spend in the next 12 months to further your business plan, and
    *   the specific timelines for completing each phase of the plan, and the specific circumstances that would cause you to delay or not go forth with each phase.
    Finally, disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

Use of Proceeds, page 14

4. We note your response to our prior comment 2 and reissue the comment. Please revise your use of proceeds section to clearly and specifically explain the activities in which the company will engage with the use of proceeds given the company believes the proceeds will be sufficient to fund its initial business development and working capital requirements for a period of six months. In particular, discuss how you anticipate effectuating your business plan to "build intrinsic shareholder value through focused operations from [the working interest] and other projects while maintaining a low cost structure at every level of [y]our Company." Quantify the amounts you will use for each activity. If you do not receive the full $42,000, please explain the priority in which you will allocate the funds. Please see Item 504 of Regulation S-K, in particular, Instructions 1-7.

Initial Opportunity, page 19

5. We reissue prior comment 4 in part. In the event you determine that any of the value of your oil and gas property is based on the ability of a third party (in this case, Nitro Petroleum) to explore and frac the wells on which you have a minor working interest,

please disclose the estimated costs of exploring and fracing the wells. In addition, please disclose the third party's financial condition, including its working capital, total assets and net income/loss as of a most recent date. Provide this disclosure in this section as well as in the prospectus summary section and in the second risk factor on page 9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Luis Carrillo
        (619) 330-1888